SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SAFESTITCH MEDICAL, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

78645Y102

(CUSIP Number)

Joshua Weingard

SafeStitch Medical, Inc.

Chief Legal Officer

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4602

(Name, address and telephone number of person authorized to receive notices and communications)

September 3, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,382,346 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 14,382,346 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,382,346 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to purchase 260,000 shares of common stock. Also includes (i) 13,122,346 shares of common stock and (ii) warrants to purchase 1,000,000 shares of common stock, in each case held by Frost Gamma Investments Trust, of which the Reporting Person is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. The Reporting Person is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The Reporting Person is also the sole shareholder of Frost-Nevada Corporation.
(2)	Based on 167,246,615 shares of common stock outstanding as of September 3, 2013.

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,122,346(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,122,346(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,122,346 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants to purchase 1,000,000 shares of common stock.
(2)	Based on 167,246,615 shares of common stock outstanding as of September 3, 2013.

ITEM 1. Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2005, and amended on September 12, 2007, June 26, 2008, February 22, 2010, June 22, 2010 and October 19, 2010 by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of SafeStitch Medical, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida 33137.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On September 3, 2013, using its working capital, the Gamma Trust acquired 742,000 shares (the “Preferred Shares”) of the Issuer’s Series B Convertible Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), at a purchase price of $4.00 per share. The Gamma Trust acquired the Preferred Shares in a private placement (the “Private Placement”) pursuant to a securities purchase agreement, dated as of August 13, 2013 (the “Purchase Agreement”), by and among the Issuer, the Gamma Trust and the other investors party thereto (including the Gamma Trust, the “Investors”). Each share of Series B Preferred Stock converts automatically into ten shares of Common Stock upon the Issuer’s filing of an amendment to its Amended and Restated Certificate of Incorporation for the purpose of either or both: (1) increasing the authorized number of shares of Common Stock or (2) effecting a reverse split of the outstanding shares of Common Stock. The Series B Preferred Stock is not currently convertible into Common Stock, and there are conditions precedent to conversion of the Series B Preferred Stock, which are outside of the Reporting Persons’ control.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Gamma Trust acquired the Preferred Shares for investment purposes. The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Phillip Frost, M.D.	14,382,346	(2)	8.5%
Frost Gamma Investments Trust	14,122,346	(3)	8.4%

(1)	Based on 167,246,615 shares of Common Stock outstanding as of September 3, 2013.
(2)	Includes options to purchase 260,000 shares of common stock. Also includes (i) 13,122,346 shares of common stock and (ii) warrants to purchase 1,000,000 shares of common stock, in each case held by Frost Gamma Investments Trust, of which the Reporting Person is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. The Reporting Person is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The Reporting Person is also the sole shareholder of Frost-Nevada Corporation.
(3)	Includes warrants to purchase 1,000,000 shares of Common Stock.

  Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On August 13, 2013, the Issuer entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Tweety Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and TransEnterix, Inc., a Delaware corporation (“TransEnterix”). Pursuant to the Merger Agreement, on September 3, 2013 (the “Closing Date”), Merger Sub merged with and into TransEnterix with TransEnterix surviving the merger as the Issuer’s wholly owned subsidiary (the “Merger”).

Additionally, as described in Item 3 to this Amendment, on August 13, 2013, the Gamma Trust entered into the Purchase Agreement, pursuant to which it acquired the Preferred Shares. The description of the Purchase Agreement contained in Item 3 is incorporated by reference in this Item 6.

In connection with the Merger Agreement, the Merger and the Purchase Agreement, each Reporting Person entered into a lock-up and voting agreement (each, a “Lock-up and Voting Agreement”), pursuant to which each Reporting Person has agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Company’s securities held by such Reporting Person (collectively, “Covered Securities”) for a certain period following the Closing Date. The Lock-up and Voting Agreement provides that each Reporting Person may sell, transfer or convey (i) up to 50% of such Reporting Person’s Covered Securities during the period commencing on the one-year anniversary of the Closing Date and ending on the eighteen-month anniversary of the Closing Date and (ii) up to an aggregate of 75% of such Reporting Person’s Covered Securities during the period commencing on the eighteen-month anniversary of the Closing Date and ending on the two-year anniversary of the Closing Date. The restrictions on transfer contained in the Lock-up and Voting Agreement cease to apply to the Covered Securities following the second anniversary of the Closing Date.

Additionally, pursuant to the Lock-up and Voting Agreement, each Reporting Person has agreed, for the period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date, to vote all of such Reporting Person’s Covered Securities in favor of: (i) amending the Issuer’s Amended and Restated Certificate of Incorporation to change the legal name of the Issuer to “TransEnterix, Inc.”; (ii) effecting a reverse stock split of the Common Stock on terms approved by the Issuer’s board of directors; and (iii) amending the Issuer’s 2007 Incentive Compensation Plan in order to increase the number of shares of Common Stock available for issuance thereunder.

In connection with the Merger Agreement and the Private Placement, the Issuer and the Investors entered into that certain Registration Rights Agreement dated September 3, 2013 by and among the Issuer and the Investors (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is obligated to provide registration rights and certain other standard expense reimbursement and indemnification rights for the benefit of the Investors. After two years, the Issuer is required to file a registration statement on Form S-3, subject to the Issuer’s eligibility to use such form, to register for resale certain shares of Common Stock held by the Investors, and the Issuer is required to maintain the effectiveness of such registration statement until the earlier of: (i) the sale of all securities covered by the registration statement; or (ii) 36 months. After one year, if the Issuer registers a primary offering of its securities, the Registration Rights Agreement also requires that the Issuer include securities owned by the Investors in such registered primary offering, subject to certain restrictions including customary underwriter cutbacks. The Registration Rights Agreement terminates upon the earlier of: (x) with respect to any holder, when all of its securities have been sold by such holder; (y) a change of control of the Issuer, in which the registrable securities are sold or can be sold immediately after the change of control; and (z) five years following the Closing Date.

The foregoing description of the Purchase Agreement, the Lock-up and Voting Agreement and the Registration Rights Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Purchase Agreement, the form of Lock-up and Voting Agreement and the Registration Rights Agreement, which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Amendment and incorporated by reference in this Item 6.

ITEM 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated as of August 13, 2013, by and among SafeStitch Medical, Inc. and the Investor parties thereto, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 14, 2013 and incorporated by reference herein.

99.2	Form of Lock-up and Voting Agreement, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013 and incorporated by reference herein.

99.3	Registration Rights Agreement, dated as of September 3, 2013, by and among the Issuer and the investors party thereto, filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 6, 2013, and incorporated by reference herein.

99.4	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2013	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: September 17, 2013	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated as of August 13, 2013, by and among SafeStitch Medical, Inc. and the Investor parties thereto, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 14, 2013 and incorporated by reference herein.

99.2	Form of Lock-up and Voting Agreement, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 14, 2013 and incorporated by reference herein.

99.3	Registration Rights Agreement, dated as of September 3, 2013, by and among the Issuer and the investors party thereto, filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 6, 2013, and incorporated by reference herein.

99.4	Joint Filing Agreement